FOR IMMEDIATE RELEASE	TSX:SLW
December 22, 2005	AMEX:SLW

SILVER WHEATON COMPLETES C$100 MILLION BOUGHT DEAL

Vancouver, British Columbia – Silver Wheaton Corp. is pleased to announce that it has closed its previously announced bought deal equity financing for gross proceeds of C$100 million.  A syndicate of underwriters, led by GMP Securities L.P., and including Scotia Capital Inc., Haywood Securities Inc. and Fort House Inc., purchased 15,625,000 units at a price of C$6.40 per unit.  The size of the offering was increased from C$80 million to C$100 million upon the exercise of the underwriters’ option to purchase an additional C$20 million of units.  Each unit consists of one common share and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Silver Wheaton at a price of C$10.00 at any time on or before December 22, 2010.  The warrants are listed on the Toronto Stock Exchange under the trading symbol “SLW.WT.B”.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business-Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com